Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

March 14, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Nicholas Lamparski

Re:	Collectable Sports Assets, LLC
Post-qualification Amendment No. 19 to Form 1-A Filed: February 11, 2022

File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the March 4, 2022 letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment No. 19 to its Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the Company’s response.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-qualification Amendment No. 19 to Form 1-A Filed February 11, 2022

Use of Proceeds and Descriptions of Underlying Assets, page 34

1.	Your disclosure in this section indicates that a number of consignment agreements for series currently being offered have expired (see, e.g., #MAYS1957LADDERBASKET and KAREEMPOINTSRECORDBALL). Please revise to indicate whether you have entered into new or amended consignment agreements for extended periods as exhibits and amend your disclosure to reflect the revised terms, or advise as to the status of these series.

Response: Although the Offering Statement did indicate that the consignment agreements for a number of series had expired, the consignors of assets for those series had informally extended the corresponding consignment periods. Nevertheless, subsequent to the Staff’s letter, we secured formal extension of these consignment periods and, on March 14, 2022, filed those consignment extensions with a Current Report on Form 1-U that is incorporated by reference into the Offering Statement. We also have revised the dates in each of the series “Use of Proceeds” sections through an amendment to the Offering Statement (“Amendment No. 20”) that we are filing contemporaneously with this response letter.

United States Securities and Exchange Commission

March 14, 2022

General

2.	Please revise the offering table on the cover page to indicate the initial qualification date and day in which offers commenced for each of the fifteen series that you are amending, but not currently offering. In addition, please clarify for us what you mean by your reference that these offerings are "to commence immediately following qualification." To the extent each of these offerings were not commenced within two calendar days after they were initially qualified, please explain why you believe these offerings comply with Rule 251(d)(3)(i)(F).

Response: As is often the case, because of delays between filing an offering (via an amendment to our Offering Statement) and its ultimate qualification, the markets for particular assets may shift and, while a series that includes those assets is being offered, it becomes clear that the then-current market will not support the terms of the offering. In those situations, we cease actively offering the series until such time as we determine to amend the terms of the series and file an amendment to the Offering Statement reflecting those terms. While the amendment is pending, we do not continue to offer the series until the offering is again qualified. After the amended series is qualified, the offering is then “re-commenced” immediately following qualification. In Amendment No. 20, we have amended the table to so indicate.

3.	We note that you have lowered the total minimum offering amounts for the Series #KOUFAXPSA8 and #GRIFFEY89UPPERDECKSGCGOLD offerings, but continue to offer these Series. We also note that you intend to lower the total minimum offering amount for most of the fifteen series you are amending, but not currently offering. Please confirm whether any sales have been made under these offerings. To the extent you have made sales under these offerings, explain how you will comply with Exchange Act Rule 10b-9.

Response: We hereby confirm that no sales under any of these offerings have been made.

We trust our response to the Staff’s comment is satisfactory and, and in accordance with the statement made in the comment letter, we hereby request that the Commission approve the qualification of the Amended Offering Statement as soon as is practicable.

If you would like to discuss this response further, please contact the undersigned at (858) 245-2955 or our counsel, Gary M. Brown at (615) 390-7230.

Sincerely,

Collectable Sports Assets, LLC
By: CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc:	Gary M. Brown